1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 9, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/05/09:	The Company announced consolidated financial statements for the three months ended March 31, 2025 approved by the Board of Directors
99.2	Announcement on 2025/05/09:	Board of Directors resolved to dispose of 30% of the shares of KKBOX Taiwan Co., Ltd to KKCompany Technologies Inc.
99.3	Announcement on 2025/05/09:	Board of Directors resolved to participate in KKCompany Technologies Inc.'s cash capital increase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the three months ended March 31, 2025 approved by the Board of Directors

Date of events: 2025/05/09

Content:

1.
Date of submission to the board of directors or approval by the board of directors: 2025/05/09
2.
Date of approval by the audit committee: 2025/05/07
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2025/01/01~2025/03/31
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 55,808,409
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 21,605,171
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 12,522,686
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 12,699,011
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 10,195,811
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 9,799,194
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.26
11.
Total assets end of the period (thousand NTD): 537,230,081
12.
Total liabilities end of the period (thousand NTD): 128,954,737
13.
Equity attributable to owners of parent end of the period (thousand NTD): 395,403,990
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

Board of Directors resolved to dispose of 30% of the shares of KKBOX Taiwan Co., Ltd to KKCompany Technologies Inc.

Date of events: 2025/05/09

Content:

1.
Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): KKBOX Taiwan Co., Ltd. 30% common shares
2.
Date of occurrence of the event: 2025/05/09
3.
Amount, unit price, and total monetary amount of the transaction:
(1)
No. of shares: 4,438,286 shares
(2)
Unit price: NT$189
(3)
Monetary amount: NT$ 838,264,680
4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):
(1)
Trading counterparty: KKCompany Technologies Inc.
(2)
Relationship with the Company: No
5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of therelated party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A
8.
Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): Disposal profit: NT$ 687,023,425
9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: None

10.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: Board of Directors' approval
11.
Net worth per share of the Company's underlying securities acquired or disposed of: NT$ 25.24
12.
Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment: N/A
13.
Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:
(1)
Percentage of total assets: 5.53%
(2)
Percentage of shareholder’s equity of the parent company: 7.29%
(3)
Operating capital: NT$11,780,694,000
14.
Broker and broker's fee: N/A
15.
Concrete purpose or use of the acquisition or disposal: Corporate investment strategy
16.
Any dissenting opinions of directors to the present transaction: None
17.
Whether the counterparty of the current transaction is a related party: No
18.
Date of the board of directors resolution: NA
19.
Date of ratification by supervisors or approval by the Audit Committee: NA
20.
Whether the CPA issued an unreasonable opinion regarding the current transaction: No
21.
Name of the CPA firm: Crowe (TW) CPAs
22.
Name of the CPA: WU, MENG-TA
23.
Practice certificate number of the CPA: Taiwan Finance Certificate(6)No.3622
24.
Whether the transaction involved in change of business model: No
25.
Details on change of business model: N/A
26.
Details on transactions with the counterparty for the past year and the expected coming year: N/A
27.
Source of funds: Working capital
28.
Any other matters that need to be specified: This transaction is conducted in US dollars.

EXHIBIT 99.3

Board of Directors resolved to participate in KKCompany Technologies Inc.'s cash capital increase

Date of events: 2025/05/09

Content:

1.
Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): KKCompany Technologies Inc. common shares
2.
Date of occurrence of the event: 2025/05/09
3.
Amount, unit price, and total monetary amount of the transaction:
(1)
No. of shares: 9,525,735 shares
(2)
Unit Price: NT$ 88
(3)
Monetary Amount: NT$ 838,264,680
4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):
(1)
Trading counterparty: KKCompany Technologies Inc.
(2)
Relationship with the Company: No
5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A
8.
Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): N/A
9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: None

10.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: Board of Directors' approval
11.
Net worth per share of the Company's underlying securities acquired or disposed of: NT$17.83
12.
Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:
(1)
Cumulative no. of shares held: 12,287,640 shares
(2)
Current cumulative amount: NT$ 1,128,264,705
(3)
Shareholding percentage: 7.21%
(4)
Status of restriction of rights: none
13.
Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:
(1)
Percentage of total assets: 5.73%
(2)
Percentage of shareholder’s equity of the parent company: 7.55%
(3)
Operating capital: NT$11,780,694,000
14.
Broker and broker's fee: N/A
15.
Concrete purpose or use of the acquisition or disposal: Long-term equity investments
16.
Any dissenting opinions of directors to the present transaction: None
17.
Whether the counterparty of the current transaction is a related party: No
18.
Date of the board of directors resolution: NA
19.
Date of ratification by supervisors or approval by the Audit Committee: NA
20.
Whether the CPA issued an unreasonable opinion regarding the current transaction: No
21.
Name of the CPA firm: Crowe (TW) CPAs
22.
Name of the CPA: WU, MENG-TA
23.
Practice certificate number of the CPA: Taiwan Finance Certificate(6)No.3622
24.
Whether the transaction involved in change of business model: No
25.
Details on change of business model: N/A
26.
Details on transactions with the counterparty for the past year and the expected coming year: N/A
27.
Source of funds: Working capital

28.
Any other matters that need to be specified: This transaction is conducted in US dollars.